January 8, 2018

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	Acceleration of Effective Date for American Century ETF Trust (the “Registrant”) (File Nos. 333-221045 and 811-23305)

Dear Ms. Rossotto:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and its principal underwriter, Foreside Fund Services, LLC (the “Underwriter”), request that the Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, filed on January 8, 2018, become effective on January 9, 2018 at 8:30 a.m. Central time. In making this request, the Registrant and Underwriter confirm that they are aware of their obligations under the 1933 Act.

Sincerely,

AMERICAN CENTURY ETF TRUST

By: /s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Vice President

FORESIDE FUND SERVICES, LLC

By: /s/ Mark Fairbanks
Mark Fairbanks
Vice President

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com